SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-k

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

For the month of March 8, 2002

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

NATIONAL ELECTRICITY COMPANY OF CHILE INC.
(Translation of Registrant's Name into English)

Santa Rosa 76, Santiago, Chile ((562) 6309000)
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes No X

ENDESA-CHILE

Mr. Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance

RELEVANT FACT

Mr. Superintendent:

I hereby inform you, with the status of a Relevant Fact, that on March 5th of this year, ENDESA was notified of a lawsuit put forth for arbitration before judge Ricardo Peralta by AGF/ALLIANZ CHILE COMPAÑIA DE SEGUROS GENERALES, S.A., seeking abrogation of the insurance policy number 96676. Said policy covers all risks of construction and installation, including civil responsibility and anticipated loss of income, associated with the construction of the hydroelectric dam Ralco. The policy is valid from May 1st, 1999 to May 1st, 2003.

The lawsuit for arbitration has a direct antecedent in the accident at the cofferdam of the Ralco project, which occurred on May 27th, 2001 and is based on the existence of certain risks: of subsidy, of an increase in the risks themselves; and, finally, in the lack of information about the nature and extent of the contractual risks.

It is worth mentioning that the payment for the aforementioned accident is currently pending the definitive report from the liquidator designated in the policy.

Based on preliminary analysis of the plaintiff's intent, we can inform you that, in our opinion, the lawsuit by the insurance company seeking to null the insurance contract, is without foundation. As a result, ENDESA, while taking all relevant precautions to protect the assets insured by the policy in question, will proceed to respond to the lawsuit in accordance with the arguments of fact and law which support it, in order to obtain rejection of the lawsuit.

Yours sincerely,

Hector López Vilaseco
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By: ______________________________

Mario Valcarce Durán

Chief Financial Officer

Date: March 8, 2002